Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

								Three Months Ended
	Years Ended December 31,							March 31,
	2007	2006	2005		2004	2003		2008	2007
								(unaudited)
Earnings:

Pretax income (loss) from continuing operations, excluding equity in earnings of unconsolidated affiliates	$209.9	$147.3	$73.1	(i)	$52.5	$(10.5)		$49.4	$30.5
Interest expense on indebtedness	156.7	167.2	133.5		44.4	46.4		39.5	39.4
Portion of rents representative of an appropriate interest factor	43.1	45.6	34.3		19.2	19.1		11.4	11.0
Distributed income of equity investments	4.0	4.5	8.3		8.8	—		4.0	—

Pretax income as adjusted	$413.7	$364.6	$249.2		$124.9	$55.0		$104.3	$80.9

Fixed Charges:
Interest expense on indebtedness	$156.7	$167.2	$133.5		$44.4	$46.4		$39.5	$39.4
Capitalized interest	—	—	—		—	—		—	—
Portion of rents representative of an appropriate interest factor	43.1	45.6	34.3		19.2	19.1		11.4	11.0

Total fixed charges	$199.8	$212.8	$167.8		$63.6	$65.5		$50.9	$50.4

Ratio of earnings to fixed charges	2.1	1.7	1.5		2.0	0.8	(ii)	2.0	1.6

Note:	Excludes amortization expense on debt discount due to immateriality.

(i)	Income from continuing operations for the year ended December 31, 2005, reflects the acquisition of Gupo KCSM effective April 1, 2005, and Mexrail effective January 1, 2005. The acquisitions were accounted for as purchases and are included in the consolidated results of operations for periods following the respective acquisition dates.

(ii)	For the year ended December 31, 2003, the ratio of earnings to fixed charges was less than 1:1. This ratio would have been 1:1 if a deficiency of $10.5 million was eliminated.